UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: April 30, 2008

For immediate release
April 30, 2008

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Announcement of Year-end dividend
     Makita Corporation (“Makita”) announces that its Board of Directors, at a meeting held today, has resolved on the following scheduled year-end cash dividend as of the date of record on March 31, 2008.
     The proposed dividend will be finalized by the Shareholders’ meeting on June 26, 2008.
1. Dividend Details

Yen
	Scheduled dividend	Previous forecast	Dividend paid fiscal year ended March 31, 2007
Record date	March 31,2008	March 31,2008	March 31,2007
Dividend per share	67.00	–	55.00
Total amount of a dividends	9,633 million yen	–	7,904 million yen
Effective date	June 27, 2008	–	June 28, 2007
(Schedule)
Resource for dividends	Retained earnings	–	Retained earnings

2. Reason
          Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividend of 18 yen per share. According to this basic policy, the annual cash dividend calculated to 97 yen. The year-end cash dividend which deducted the interim cash dividend of 30 yen, calculated to 67 yen per share.
          Because the amount of the annual cash dividend is calculated on this basis, the year-end cash dividend cannot be calculated until after the consolidated business results have been determined, and for this reason announcement of an anticipated dividend amount is being withheld.

(Reference)
	Yen
	Dividend per share
Date of record	Interim	Year-end	Annual
Fiscal year ended March 31, 2008	30.00	67.00	97.00
Previous year ended March 31, 2007	19.00	55.00	74.00

English Translation of press release originally issued in Japanese language	1